

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Richard Chiang
President
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

> **Re: APEX 1 Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 8, 2010**
> **File No. 000-54112**

Dear Mr. Chiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Please remove all defined terms in your registration statement. All defined terms in your document should be clear from their context and, if they are not clear, please revise to make them so.

3. Please provide a description, if applicable, of previous blank check companies with which you have been involved. Material information with respect to any such companies that should be provided, includes, but is not limited to, their names, file numbers for filings with us, the nature of their filings to date, whether they have entered into business

combinations or similar transactions, their current filing status, the markets on which they are traded, if any, and any benefits received by you from such blank check companies in connection with, or following, any business combinations or similar transactions.

Item 1. Description of Business, page 3

(a) Business Development, page 3

4. We note your statement that "[u]nder SEC Rule 12b-2 under the Securities Act of 1933…the Company also qualifies as a 'shell company.'" We note that Rule 12b-2 of the Exchange Act defines a shell company. Please revise.

(b) Business of Issuer, page 3

5. We note your statement that you were organized "to provide a method for a foreign or domestic private company to become a reporting company whose securities are qualified for trading in the United States secondary market…" Please also indicate that there is no assurance that following an acquisition you will be eligible to trade on a national securities exchange or be quoted on the Over-the-Counter Bulletin Board.

(d) Potential Target Companies, page 4

6. We note your statement on pages 4 and 5 that you will consider "[o]ther relevant factors" in your efforts to analyze potential acquisition targets. Please clarify what these other relevant factors are or alternatively, please delete this reference. Please also tell us exactly how you will investigate an entity to engage in a potential acquisition with.

(e) Form of Acquisition, page 5

7. We note your statement that "[t]he manner in which the Company participates in an opportunity will depend upon…the…needs and desires of the Company." Please specify what these needs and desires are.

8. We note your indication that if the transaction is structured as an acquisition, it may be "accomplished upon the sole determination of management without any vote or approval by stockholders." Please provide us with the basis for your belief that state law would not require shareholder approval in this circumstance and disclose how you would structure the transaction in order to avoid such approval.

9. We note your statement in the first sentence of the second paragraph on page 6 that you are the sole officer and director. We further note statements throughout your filing, such as on pages 4 and 16, referencing "officers and directors" and your "Board of Directors." Please review and revise your entire filing to accurately reflect that you are the sole

officer and director. Similarly, we note that you are the sole stockholder. Please thoroughly revise your filing to clearly and consistently state this.

10. We note your statement in the second paragraph on page 6 that you will devote 25 hours per week to your operations. We further note your statement in the fourth paragraph on page 8 that "management anticipates devoting no more than a few hours per week to the Company's affairs in total." Please clarify or revise.

Item 1A. Risk Factors, page 7

An investment in the Company is highly…, page 7

11. Please provide an appropriate risk factor under this subcaption or delete this subcaption altogether. Please see Item 503(c) of Regulation S-K.

There are issues impacting liquidity of our securities…, page 10

12. Mitigating language is generally not appropriate for risk factor discussion. Please remove the following statement that, "[i]t appears that the SEC in most cases will permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances." Please also remove the statement stating that "SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following reverse mergers with shell companies such as the Company."

Our Certificate of Incorporation…, page 12

13. We note your statement that your Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock. We further note that your Certificate of Incorporation filed as Exhibit 3.1 authorizes the issuance of up to 5,000,000 shares of preferred stock. Please clarify or revise.

Item 2. Financial Information, page 12

14. Please revise your discussion here to quantify the amount of funds that will be required for you to file Exchange Act reports and investigate and analyze potential business combinations. Please also revise your disclosure to remove your references to your ability use funds in your treasury to finance such costs, considering you have no cash on your balance sheet.

15. We note your statement on page 16 that "Mr. Chiang has committed to taking responsibility for all expenses incurred by the Company through the date of completion of a business transaction described in Item 1 of this Form 10. Therefore, the Company

will not have any expenses until the consummation of a transaction." We further note your statement on page 13 that you believe you will be able to meet your costs for the next 12 months through "funds in [y]our treasury and additional amounts, as necessary, to be loaned to or invested...by [y]our stockholders, management or other investors." In this section, please clarify how you expect to cover your costs for the next 12 months. If Mr. Chiang will cover all your expenses until the consummation of a business transaction as described in Item 1, please clearly and consistently state so. Please further clarify how you will obtain the necessary funds to meet your costs for the next 12 months should the funds contributed by Mr. Chiang be insufficient. Please review your entire filing for compliance with this comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

Security ownership of certain beneficial owners, page 14

16. Please delete the phrases "[t]o the best of our knowledge" and "except as otherwise noted" in the second sentence of the third paragraph on page 14 or tell us why you believe these statements are necessary. Please also delete the last sentence of the fourth paragraph on page 14.

17. Please provide the most recent practicable date for which the information in this section is presented. Please see Item 403(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 15

18. We note your description of Mr. Chiang's experience on page 15. Please enhance your disclosure of his business experience during the past five years to include his principal occupation and employment during such time period. Specifically, please provide this information for January of 2010 through May of 2010 and 2005 through January of 2009. Please see Item 401(e)(1) of Regulation S-K.

19. Please describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Chiang should serve as a director in light of your business and structure. Please see Item 401(e)(1) of Regulation S-K.

20. We note your disclosure of legal proceedings at the bottom of page 15 is limited to five years. Please note that the disclosure required by Item 401(f) of Regulation S-K requires such disclosure for the past ten years with respect to your directors and executive officers, which differs from the five year period called for by paragraph (g) of such Item.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

21. We note your disclosure in note 4 on page F-8 that Mr. Chiang advanced $1,807 and that the terms of such repayment are not fixed. We further note your statement on page 16

that Mr. Chiang "has paid all expenses incurred." To the extent these expenses paid by Mr. Chiang are advances and the terms of repayment are not fixed, please revise your disclosure in this section. Please also specify the amount of these expenses that were paid using the proceeds from the 10,000,000 shares issued to Mr. Chiang and the amount paid by Mr. Chiang as an advance.

22. Please also reconcile your disclosure here with your Statement of Changes in Stockholders' Equity on page F-5, which indicates that such shares were issued for services, not reimbursement.

Item 9. Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters, page 17

(a) Market Information, page 17

23. We note your statement in the last paragraph on page 17 that "there are no outstanding securities which are convertible into or exchangeable for shares of our common stock." We further note Exhibit 10.1, Form of Common Stock Purchase Warrant, and Exhibit 10.3, Form of Warrant Purchase Agreement. Please clarify whether you have issued any warrants and if so, please revise your filing accordingly.

Item 12. Indemnification of Directors and Officers, page 21

24. We note your statement in the first sentence on page 22 that your "Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law…each person that such section grants us the power to indemnify." We further note that your Certificate of Incorporation does not state this and rather, Article XI of your Bylaws provides for this indemnification. Please clarify or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director